



Taylor James Financial Services, LLC
Small Business Bond™

Bond Terms:

Bond Yield: 7.0%

Target Raise Amount: $125,000

Offering End Date: Jan 11, 2022

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Taylor James Financial Services, LLC
　　　　DBA Jackson Hewitt Tax Service

Founded: 2020

Address: 36637 South Gratiot Avenue
　　　　　　Clinton Township, MI 48035

Industry: Tax Preparation Services

Employees: 4

Website: https://www.jacksonhewitt.com/tax-preparation-services-locations/mi/clinton-township/14394/

Use of Funds Allocation:

If the maximum raise is met:

(76.5%) $95,625 – Opening new Jackson Hewitt locations within its territory
(20.0%) $25,000 – Expanding services to include Tax Resolution and Tax Planning
(3.5%) $4,375 – SMBX's capital raise fee





Business Metrics:

	Year-to-Date 2021	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$13,529	N/A	N/A
Cash & Cash Equivalents	$13,529	N/A	N/A
Accounts Receivable	$0	N/A	N/A
Short-term Debt	$0	N/A	N/A
Long-term Debt	$0	N/A	N/A
Revenues / Sales	$45,269	N/A	N/A
Cost of Goods Sold	$39	N/A	N/A
Taxes & licenses	$17	N/A	N/A
Net Income	$4,991	N/A	N/A

About:

Taylor James Financial Services, LLC (DBA: Jackson Hewitt Tax Service) is a Michigan-based tax preparation service company that officially opened during the 2021 tax season.

For more information, contact our Customer Support Team at support@thesmbx.com

